02052393

# FORM 6-K

1-15238

**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

P.E. 8/1/02

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

RECD S.E.C.
AUG 2 8 2002
1086

**Commission File Number: 1-15238**

For the month of August 2002.
Total number of pages: 31.
The exhibit index is located on page 2.

# NIDEC CORPORATION

(Translation of registrant's name into English)

**10 Tsutsumisoto-cho, Nishikyogoku**
**Ukyo-ku, Kyoto 615-0854, Japan**

(Address of principal executive offices)

PROCESSED
AUG 2 9 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

TOKYO:21509.1

Information furnished on this form:

## EXHIBITS



TOKYO:21509.1

# NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE


Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
hiroshi_toriba@notes.nidec.co.jp


## INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

**(U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2002**
**(FROM APRIL 1, 2002 TO JUNE 30, 2002)**
***CONSOLIDATED***
Released on August 29, 2002

# NIDEC CORPORATION

10 Tsutsumisoto-cho, Nishikyogoku
Ukyo-ku, Kyoto 615-0854 Japan

CONSOLIDATED FINANCIAL RESULTS
FOR THE THREE MONTHS
ENDED JUNE 30, 2002
(U.S. GAAP, unaudited)

## CONSOLIDATED STATEMENTS OF INCOME

| | Yen in millions (except per share amounts) | | U.S. dollars in thousands |
|---|---|---|---|
| | For the three months ended June 30, | | |
| | 2001 | 2002 | 2002 |
| Net sales | ¥42,779 | ¥58,819 | $492,209 |
| Operating income | 1,434 | 4,737 | 39,640 |
| Income before provision for income taxes | 1,197 | 1,426 | 11,933 |
| Net income | 119 | 1,377 | 11,523 |
| Per share data | | | |
| Net income | | | |
| — Basic | ¥1.89 | ¥21.67 | $0.18 |
| — Diluted | ¥1.87 | ¥20.73 | $0.17 |

## CONSOLIDATED BALANCE SHEETS

| | 2002 | | June 30, |
|---|---|---|---|
| | March 31 | June 30 | 2002 |
| Current assets | ¥124,682 | ¥116,578 | $975,548 |
| Investments | 36,159 | 36,378 | 304,418 |
| Property, plant, equipment and others | 97,070 | 94,246 | 788,670 |
| Total assets | 257,911 | 247,202 | 2,068,636 |
| Current liabilities | 131,216 | 123,357 | 1,032,276 |
| Long-term liabilities | 32,032 | 32,392 | 271,063 |
| Minority interest in consolidated subsidiaries | 9,188 | 8,777 | 73,448 |
| Shareholders' equity | 85,475 | 82,676 | 691,849 |
| Total liabilities and shareholders' equity | ¥257,911 | ¥247,202 | $2,068,636 |

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

*As used in this document, references to "we," "our" and "us" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; "U.S. dollar" or "$" means the lawful currency of the United States of America, and "yen" or "¥" means the lawful currency of Japan; and "U.S. GAAP" means accounting principles generally accepted in the United States, and "Japanese GAAP" means accounting principles generally accepted in Japan.*

**Results of Operations — Three Months Ended June 30, 2002 Compared to Three Months Ended June 30, 2001**

*Net Sales*

Our net sales increased ¥16,040 million, or 37.5%, from ¥42,779 million for the three months ended June 30, 2001 to ¥58,819 million for the three months ended June 30, 2002. This increase was due mainly to an increase in net sales of small precision motors. In addition, net sales of Nidec Tosok Corporation, Nidec-Shimpo Corporation and certain other affiliated companies, in which we increased our ownership interest and which became consolidated subsidiaries in February 2002 was included in our net sales for the three months ended June 30, 2002. The total net sales of these newly consolidated companies is ¥10,736 million, which consists of ¥7,424 million to external customers and ¥3,312 million to internal companies. Therefore excluding the contribution from these newly consolidated companies, net sales increased ¥8,616 million, or 20.1%, to ¥51,395 million. The gross profit ratio increased from 14.4% for the three months ended June 30, 2001 to 19.3% for the three months ended June 30, 2002 due mainly to a successful shift to mass production of fluid dynamic bearing motors from conventional ball bearing motors.

Net sales of our hard disk drive spindle motors increased ¥4,913 million, or 25.5%, from ¥19,241 million for the three months ended June 30, 2001 to ¥24,154 million for the three months ended June 30, 2002 mainly due to an increase in sales of fluid dynamic bearing motors. The increase in net sales was mainly attributable to the steady expansion of demand that has continued since the second half of the last fiscal year, boosting sales of both 3.5-inch and 2.5-inch types of spindle motors. Net sales from hard disk drive spindle motors accounted for 45.0% of total net sales for the three months ended June 30, 2001 and 41.1% for the three months ended June 30, 2002. In addition, net sales from fluid dynamic bearing motors accounted for 47% of total net sales of hard disk drive spindle motors for the three months ended June 30, 2002.

Net sales of other small precision brushless DC motors increased ¥1,760 million, or 39.3%, from ¥4,483 million for the three months ended June 30, 2001 to ¥6,243 million for the three months ended June 30, 2002. This increase resulted from the growth of brushless DC motors mainly used for DVD, CD-R and CD-RW products. Net sales from other small precision brushless DC motors accounted for 10.5% of total net sales for the three months ended June 30, 2001 and 10.6% for the three months ended June 30, 2002.

Net sales of brushless DC fans increased ¥3,198 million, or 63.2%, from ¥5,060 million for the three months ended June 30, 2001 to ¥8,258 million for the three months ended June 30, 2002. This was primarily due to increased demand for fan motors used in microprocessor cooling units and home video game consoles which markets have been steadily expanding. Net sales from brushless DC fans accounted for 11.8% of total net sales for the three months ended June 30, 2001 and 14.0% for the three months ended June 30, 2002.

Net sales of mid-size motors increased ¥472 million, or 5.0%, from ¥9,530 million for the three months ended June 30, 2001 to ¥10,002 million for the three months ended June 30, 2002. This increase was primarily due to sales of motors for automobile power steering systems, while sales of motors for home electric appliances and industrial machines did not meet our expectations mainly due to a sluggish market. Net sales from mid-size motors accounted for 22.3% of total net sales for the three months ended June 30, 2001 and 17.0% for the three months ended June 30, 2002.

Net sales of machinery and power supplies increased ¥3,040 million, or 137.7%, from ¥2,208 million for the three months ended June 30, 2001 to ¥5,248 million for the three months ended June 30, 2002. This increase of ¥4,159 million was due to the addition of net sales from two newly consolidated companies, Nidec Tosok Corporation and Nidec-Shimpo Corporation. Excluding the contribution from these new companies, net sales decreased ¥1,119 million, or 50.7%, to ¥1,089 million. The primary reason for this decline was the fact that we withdrew from the power supply business both in Japan and in the U.S.A., which accounted for a decrease in sales of approximately ¥925 million for the three months ended June 30, 2002 relative to sales during the three months ended June 30, 2001.

Net sales of other products increased ¥2,407 million, or 129.6%, from ¥1,857 million for the three months ended June 30, 2001 to ¥4,264 million for the three months ended June 30, 2002. This increase was due to the addition of ¥3,094 million of net sales of automobile parts by Nidec Tosok Corporation. Excluding the contribution from Nidec Tosok Corporation, net sales decreased ¥687million, or 37.0%, to ¥1,170 million mainly due to the decline of pivot assemblies produced at Nidec Singapore Pte. Ltd..

*Cost of Products Sold*

Our cost of products sold increased 29.6% from ¥36,634 million for the three months ended June 30, 2001 to ¥47,486 million for the three months ended June 30, 2002. Much of the increase in absolute terms was attributable to our newly consolidated subsidiaries and increased depreciation of tangible fixed assets related to the expansion of our fluid dynamic bearing production capacity during the period ended June 30, 2002. As a percentage of net sales, cost of sales decreased from 85.6% to 80.7%. This decrease was primarily due to increased efficiencies of scale realized by increased mass production of fluid dynamic bearing motors.

*Selling, General and Administrative Expenses*

Our selling, general and administrative expenses increased 39.3% from ¥3,495 million for the three months ended June 30, 2001 to ¥4,870 million for the three months ended June 30, 2002. In addition to the increase in line with the sales increase, this increase was mainly due to the addition of our newly consolidated subsidiaries. As a percentage of net sales, selling, general and administrative expenses remained relatively stable, moving from 8.2% to 8.3% of net sales.

*Research and Development Expenses*

Our research and development expenses increased 41.9% from ¥1,216 million for the three months ended June 30, 2001 to ¥1,726 million for the three months ended June 30, 2002 as a result of increasing our research and development efforts with respect to fluid dynamic bearing technology and mid-size motors for automobile steering systems and household appliances.

*Operating Income*

As a result of the foregoing factors, our operating income increased 230.3% from ¥1,434 million for the three months ended June 30, 2001 to ¥4,737 million for the three months ended June 30, 2002. As a percentage of net sales, operating income increased from 3.4% to 8.1%.

*Other Income (Expenses)*

We incurred other expenses in the amount of ¥237 million for the three months ended June 30, 2001 and other expenses in the amount of ¥3,331 million for the three months ended June 30, 2002.

Interest and dividend income decreased from ¥198 million for the three months ended June 30, 2001 to ¥131 million for the three months ended June 30, 2002. Interest expense also decreased from ¥353 million for the three months ended June 30, 2001 to ¥267 million for the three months ended June 30, 2002.

For the year ended June 30, 2002, we recorded a net foreign exchange loss in the amount of ¥3,434 million, of which ¥2,402 million occurred at Nidec and ¥350 million occurred at Nidec Philippines Corporation. The loss at Nidec was principally due to the appreciation of the yen against the U.S. dollar as this eroded the yen value of its net foreign currency denominated assets. The loss at Nidec Philippines Corporation was principally due to the strengthening of the yen against the Philippine peso as Nidec Philippines Corporation had a net yen-denominated monetary liability position.

For the year ended June 30, 2001, we recorded a net foreign exchange loss in the amount of only ¥32 million due to a relatively stable foreign exchange rate.

Marketable securities remained relatively stable, amounting to ¥40 million for the three months ended June 30, 2001 and ¥38 million for the three months ended June 30, 2002.

*Income before Provision for Income Taxes*

As a result of the foregoing, our income before provision for income taxes increased 19.1% from ¥1,197 million for the three months ended June 30, 2001 to ¥1,426 million for the three months ended June 30, 2002.

*Provision for Income Taxes*

The provision for income taxes decreased 35.6% from ¥351 million for the three months ended June 30, 2001 to ¥226 million for the three months ended June 30, 2002. Our estimated effective income tax rate decreased from 29.4% for the three months ended June 30, 2001 to 15.9% for the three months ended June30, 2002 mainly due to tax benefits received by foreign subsidiaries in the form of increased tax-exempt income and income derived from lower tax jurisdictions. This was partially offset by an increase in tax on undistributed earnings due mainly to a decrease in dividends received from foreign subsidiaries.

*Minority Interest in Income of Consolidated Subsidiaries*

For the three months ended June 30, 2002, minority interest in income of our consolidated subsidiaries was ¥37 million as compared with ¥99 million for the three months ended June 30, 2001.

*Equity in Net (Income)/Losses of Affiliated Companies*

We had equity in net income of affiliated companies in the amount of ¥214 million for the three months ended June 30, 2002 and equity in net losses of our affiliated companies in our amount of ¥628 million for the three months ended June 30, 2001. This was mainly due to a decrease in our proportionate share of the net income of affiliated companies. Our share of net income of our affiliates for the three months ended June 30, 2002 was ¥251 million, compared with ¥204 million for the three months ended June 30, 2001. Also, our accounting for goodwill has been changed by the adoption of new accounting standards, Statement of Financial Accounting Standards No. 142 ("SFAS142"), which became effective on April 1, 2002. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, as previous standards required, but are tested for impairment annually. As a result we ceased to amortize ¥3,649 million of goodwill on a straight-line basis over its estimated useful life. As a result of the adoption of SFAS 142, for the three-month period ended June

30,2002, we did not recognize ¥242 million of goodwill amortization expense that would have been recognized if the previous standards had been in effect.

Also, we ceased to amortize ¥9,199 million of the portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill. For the three-month period ended June 30, 2002, we did not recognize ¥648 million of amortization on the equity method goodwill. As for equity method goodwill, we will continue to review equity method investments for impairment in accordance with Accounting Principles Boards Opinion No. 18 instead of conducting impairment tests under SFAS 142.

*Net Income*

As a result of the foregoing, our net income increased from ¥119 million for the three months ended June 30, 2001 to ¥1,377 million for the three months ended June 30, 2002.

*Segment Information*

Based on the applicable criteria set forth in Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," we have nine reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, and the others are eight of Nidec's consolidated subsidiaries: Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec America Corporation, Nidec Power Motor Corporation, Nidec (Dalian) Limited, Nidec Shibaura Corporation and Nidec Tosok Corporation.

Nidec (Dalian) Limited, Nidec Shibaura Corporation and Nidec Tosok Corporation were identified as reportable segments in the current period. Segment information for the three-month period ended June 30, 2001 and 2002 has been restated to conform to the current presentation.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment's country of domicile. Nidec Corporation, Nidec Power Motor Corporation, Nidec Shibaura Corporation and Nidec Tosok Corporation apply Japanese GAAP, Nidec Singapore Corporation applies Singaporean accounting principles, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec Philippines Corporation applies Philippine accounting principles, Nidec America Corporation applies U.S. GAAP, and Nidec (Dalian) Corporation applies Chinese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the eight operating segments other than Nidec America Corporation, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors' bonuses, and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the year ended June 30, 2001 and 2002. The second table shows operating profit or loss by reportable operating segment for the year ended June 30, 2001 and 2002:

| | Three months ended June 30, | | |
|---|---|---|---|
| | 2001 | 2002 | 2002 |
| | (Yen in millions and U.S. dollars in thousands) | | |
| Nidec | | | |
| External revenues | ¥13,687 | ¥15,945 | $133,431 |
| Intrasegments revenues | 11,545 | 17,682 | 147,967 |
| Sub total | 25,232 | 33,627 | 281,398 |
| Nidec Singapore | | | |
| External revenues | 9,572 | 13,188 | 110,360 |
| Intrasegments revenues | 747 | 844 | 7,063 |
| Sub total | ¥10,319 | ¥14,032 | $117,423 |

| | Three months ended June 30, | | |
|---|---|---|---|
| | 2001 | 2002 | 2002 |
| | (Yen in millions and U.S. dollars in thousands) | | |
| Nidec Electronics (Thailand) | | | |
| External revenues | ¥2,962 | ¥4,548 | $38,059 |
| Intrasegments revenues | 4,996 | 5,103 | 42,703 |
| Sub total | 7,958 | 9,651 | 80,762 |
| Nidec Philippines | | | |
| External revenues | 1,189 | 1,157 | 9,682 |
| Intrasegments revenues | 4,512 | 5,317 | 44,493 |
| Sub total | 5,701 | 6,474 | 54,175 |
| Nidec America | | | |
| External revenues | 1,835 | 2,038 | 17,054 |
| Intrasegments revenues | 130 | 364 | 3,046 |
| Sub total | 1,965 | 2,402 | 20,100 |
| Nidec Power Motor | | | |
| External revenues | 2,781 | 2,177 | 18,217 |
| Intrasegments revenues | 0 | 22 | 184 |
| Sub total | 2,781 | 2,199 | 18,401 |
| Nidec (Dalian) | | | |
| External revenues | 0 | 3 | 25 |
| Intrasegments revenues | 4,722 | 7,963 | 66,636 |
| Sub total | 4,722 | 7,966 | 66,661 |
| Nidec Shibaura | | | |
| External revenues | 4,824 | 4,284 | 35,849 |
| Intrasegments revenues | 340 | 447 | 3,741 |
| Sub total | 5,164 | 4,731 | 39,590 |
| Nidec Tosok | | | |
| External revenues | — | 4,418 | 36,971 |
| Intrasegments revenues | — | 165 | 1,381 |
| Sub total | — | 4,583 | 38,352 |
| All Others | | | |
| External revenues | 5,857 | 10,983 | 91,908 |
| Intrasegments revenues | 7,944 | 13,879 | 116,142 |
| Sub total | 13,801 | 24,862 | 208,050 |
| Total | | | |
| External revenues | 42,707 | 58,741 | 491,556 |
| Intrasegments revenues | 34,936 | 51,786 | 433,356 |
| Adjustments (*) | 72 | 78 | 653 |
| Intrasegment elimination | (34,936) | (51,786) | (433,356) |
| Consolidated total (net sales) | ¥42,779 | ¥58,819 | $492,209 |

(*) See Note 8 to the unaudited interim consolidated financial statements.

| | June months ended June 30, | | |
|---|---|---|---|
| | 2001 | 2002 | 2002 |
| Segment profit or loss: | | | |
| Nidec | ¥(171) | ¥935 | $7,824 |
| Nidec Singapore | 403 | 603 | 5,046 |
| Nidec Electronics (Thailand) | 317 | 671 | 5,615 |
| Nidec Philippines | 470 | 449 | 3,757 |
| Nidec America | (124) | 10 | 84 |
| Nidec Power Motor | 85 | 41 | 343 |
| Nidec (Dalian) | 172 | 999 | 8,360 |
| Nidec Shibaura | 110 | 58 | 486 |
| Nidec Tosok | — | 55 | 460 |
| All Others | 464 | 1,315 | 11,004 |
| Total | 1,726 | 5,136 | 42,979 |
| Adjustments (*) | (292) | (399) | (3,339) |
| Consolidated total | ¥1,434 | ¥4,737 | $39,640 |

(*) See Note 8 to the unaudited interim consolidated financial statements.

Net sales of Nidec Corporation increased 33.3% from ¥25,232 million for the three months ended June 30, 2001 to ¥33,627 million for the three months ended June 30, 2002. This increase resulted primarily from increased sales of hard disk drive spindle motors, cooling fans for computer processors and home video game consoles and small precision brushless DC motors used in DVD, CD-R and CD-R/W products. Operating profit increased ¥1,106 million from an operating loss of ¥171 million for the three months ended June 30, 2001 to an operating profit of ¥935 million for the three months ended June 30, 2002, due to increased sales and a decrease of research and development expenditures for fluid dynamic bearing motors.

Net sales of Nidec Singapore Corporation increased 36.0% from ¥10,319 million for the three months ended June 30, 2001 to ¥14,032 million for the three months ended June 30, 2002. This increase in sales was primarily due to increased demand for fluid dynamic bearing motors from a few main customers. As a result, operating profit of Nidec Singapore Corporation increased 49.6% from ¥403 million for the three months ended June 30, 2001 to ¥603 million for the three months ended June 30, 2002.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased 21.3% from ¥7,958 million for the three months ended June 30, 2001 to ¥9,651 million for the three months ended June 30, 2002, due to an increase in customer demand for fluid dynamic bearing motors from main customers. Operating profit increased 111.7% from ¥317 million for the three months ended June 30, 2001 to ¥671 million for the three months ended June 30, 2002. The major reason for this increase in operating profit was a successful shift to mass production of fluid dynamic bearing motors from conventional ball bearing motors.

Net sales of Nidec Philippines Corporation increased 13.6% from ¥5,701 million for the three months ended June 30, 2001 to ¥6,474 million for the three months ended June 30, 2002, due to increased sales of fluid dynamic bearing motors. The shift to mass production of fluid dynamic bearing motors has just begun and has not yet contributed to an increase in profits, particularly at the parts factory. As a result, operating profit of Nidec Philippines Corporation decreased 4.5% from ¥470 million for the three months ended June 30, 2001 to ¥449 million for the three months ended June 30, 2002.

Net sales of Nidec America Corporation increased 22.2% from ¥1,965 million for the three months ended June 30, 2001 to ¥2,402 million for the three months ended June 30, 2002, due to increased sales of fan motors used in microprocessor cooling units. Although Nidec America Corporation recorded an operating loss of ¥124 million for the three months ended June 30, 2001, it had operating profit of ¥10 million for the three months ended June 30, 2002. This was mainly due to increased domestic manufacturing of high-margin fan products.

Net sales of Nidec Power Motor Corporation decreased 20.9% from ¥2,781 million for the three months ended June 30, 2001 to ¥2,199 million for the three months ended June 30, 2002, due to sluggish demand for AC motors for home electric appliances. As a result, operating profit decreased 51.8% from ¥85 million for the three months ended June 30, 2001 to ¥41 million for the three months ended June 30, 2002.

Net sales of Nidec (Dalian) Limited increased 68.7% from ¥4,722 million for the three months ended June 30, 2001 to ¥7,966 million for the three months ended June 30, 2002, due to an increase in customer demand for fan motors and DC motors. Operating profit increased 480.8% from ¥172 million for the three months ended June 30, 2001 to ¥999 million for the three months ended June 30, 2002. The major reason for this increase in operating profit came from the improvement of cost efficiency by increased production of fan motors and DC motors.

Net sales of Nidec Shibaura Corporation decreased 8.4% from ¥5,164 million for the three months ended June 30, 2001 to ¥4,731 million for the three months ended June 30, 2002, due to sluggish demand for home electric appliance motors. As a result, operating profit decreased 47.3% from ¥110 million for the three months ended June 30, 2001 to ¥58 million for the three months ended June 30, 2002.

Nidec Tosok Corporation has been consolidated since February 2002, therefore, we do not present comparative data for the three-month period ended June 30, 2001.

Within the All Others segment, net sales increased 80.1% from ¥13,801 million for the three months ended June 30, 2001 to ¥24,862 million for the three months ended June 30, 2002. Operating profit also increased 183.4% from ¥464 million for the three months ended June 30, 2001 to ¥1,315 million for the three months ended June 30, 2002. In February 2002, Nidec acquired over 50% ownership of Nidec-Shimpo Corporation and certain other affiliated companies, and these companies were consolidated from their respective acquisition dates. The sales and operating profit of these companies were ¥5,950 million and ¥296 million, respectively, and are included in the All Others segment.

**Liquidity and Capital Resources**

During the three months ended June 30, 2002, our total assets decreased by ¥10,709 million, or 4.2%, to ¥247,202 million. This decrease was primarily due to reductions in cash and cash equivalents by ¥8,776 million and property, plant and equipment by ¥2,383 million. The appreciation of the yen had an important effect on Yen value of property, plant and equipment, which are held by foreign consolidated subsidiaries.

During the three months ended June 30, 2002, our total liabilities decreased by ¥7,499 million, or 4.6%, to ¥155,749 million. This decrease was due mainly to the repayment of ¥4,134 million in short-term borrowings used primarily for our capital investment and a decrease of ¥3,461 million in accrued income taxes payable.

During the three months ended June 30, 2002, working capital decreased by ¥245 million, or 3.7%, to negative ¥6,779 million. This decrease was due to the fact that our short-term borrowings, current portion of long-term debt, and trade notes and accounts payable exceeded our cash and cash equivalents.

**Cash Flows**

Net cash provided by operating activities increased from ¥2,200 million for the three months ended June 30, 2001 to ¥4,164 million for the three months ended June 30, 2002. This increase was principally due to an increase in depreciation and amortization and notes and accounts payable for the three months ended June 30, 2002 compared with the same period of the previous year despite an increase in notes and accounts receivable and a decrease in accrued income taxes.

Net cash used in investing activities was ¥5,878 million for the three months ended June 30, 2002 compared with ¥5,426 million for the three months ended June 30, 2001. This increase was due mainly to an increase in other investments.

Net cash used in financing activities was ¥4,982 million for the three months ended June 30, 2002 and net cash provided by financing activities was ¥1,120 million for the three months ended June 30, 2001. This decrease in net cash used in financing activities during the three months ended June 30, 2002 as compared with the same period of the previous year was mainly due to decreases in short-term borrowings and long-term debt.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

| | Yen in millions | | U.S. dollars in thousands |
|---|---|---|---|
| | 2002 | | June 30 |
| | March 31 | June 30 | 2002 |
| | | (Unaudited) | (Unaudited) |
| Current assets: | | | |
| Cash and cash equivalents | ¥38,495 | ¥29,719 | $248,695 |
| Trade notes and accounts receivable, net of allowance *for doubtful accounts of ¥378 million in* March and ¥346 million ($2,895 thousand) in June: | | | |
| Notes | 14,159 | 11,970 | 100,167 |
| Accounts | 46,253 | 47,280 | 395,649 |
| Inventories: | | | |
| Finished goods | 9,222 | 8,938 | 74,795 |
| Raw materials | 4,748 | 4,900 | 41,004 |
| Work in progress | 4,458 | 5,050 | 42,260 |
| Project in progress | 705 | 854 | 7,146 |
| Supplies and other | 468 | 436 | 3,648 |
| Prepaid expenses and other current assets | 6,174 | 7,431 | 62,184 |
| Total current assets | 124,682 | 116,578 | 975,548 |
| Marketable securities and other securities investments | 6,383 | 6,925 | 57,950 |
| Investments in and advances to affiliated companies | 29,776 | 29,453 | 246,468 |
| Property, plant and equipment: | | | |
| Land | 17,348 | 17,225 | 144,142 |
| Buildings | 39,728 | 39,336 | 329,172 |
| Machinery and equipment | 80,560 | 78,730 | 658,828 |
| Construction in progress | 5,827 | 5,401 | 45,197 |
| | 143,463 | 140,692 | 1,177,339 |
| Less – Accumulated depreciation | (58,047) | (57,659) | (482,502) |
| | 85,416 | 83,033 | 694,837 |
| Other non-current assets | 11,654 | 11,213 | 93,833 |
| Total assets | ¥257,911 | ¥247,202 | $2,068,636 |

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY

| | Yen in millions | | U.S. dollars in thousands |
|---|---|---|---|
| | 2002 | | June 30 |
| | March 31 | June 30 | 2002 |
| | | (Unaudited) | (Unaudited) |
| Current liabilities: | | | |
| Short-term borrowings | ¥58,395 | ¥52,450 | $438,912 |
| Current portion of long-term debt | 15,365 | 13,605 | 113,849 |
| Trade notes and accounts payable | 44,973 | 46,304 | 387,481 |
| Other current liabilities | 12,483 | 10,998 | 92,034 |
| Total current liabilities | 131,216 | 123,357 | 1,032,276 |
| Long-term liabilities: | | | |
| Long-term debt | 21,360 | 22,628 | 189,356 |
| Accrued pension and severance costs | 9,496 | 9,538 | 79,816 |
| Other long-term liabilities | 1,176 | 226 | 1,891 |
| Total long-term liabilities | 32,032 | 32,392 | 271,063 |
| Minority interest in consolidated subsidiaries | 9,188 | 8,777 | 73,448 |
| Commitments and contingencies | | | |
| Shareholders' equity: | | | |
| Common stock authorized: 240,000,000 shares in 2002; issued and outstanding: 63,563,653 shares in March and 63,568,486 shares in June | 26,469 | 26,473 | 221,531 |
| Additional paid-in capital | 25,801 | 25,806 | 215,950 |
| Retained earnings | 34,299 | 35,041 | 293,230 |
| Accumulated other comprehensive income (loss) | (1,085) | (4,627) | (38,720) |
| Foreign currency translation adjustments | (1,401) | (4,966) | (41,557) |
| Unrealized gains on securities | 326 | 349 | 2,921 |
| Minimum pension liability adjustment | (10) | (10) | (84) |
| Treasury stock, at cost: 1,172 shares in March and 2,099 shares in June | (9) | (17) | (142) |
| Total shareholders' equity | 85,475 | 82,676 | 691,849 |
| Total liabilities and shareholders' equity | ¥257,911 | ¥247,202 | $2,068,636 |

The accompanying notes are an integral part of these financial statements.

## NIDEC CORPORATION

## CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

| | Yen in millions | | U.S. dollars in thousands |
|---|---|---|---|
| | For the three-month period ended June 30 | | For the three-month period ended June 30, |
| | 2001 | 2002 | 2002 |
| Net sales | ¥42,779 | ¥58,819 | $492,209 |
| Operating expenses: | | | |
| Cost of products sold | 36,634 | 47,486 | 397,372 |
| Selling, general and administrative expenses. | 3,495 | 4,870 | 40,753 |
| Research and development expenses | 1,216 | 1,726 | 14,444 |
| | 41,345 | 54,082 | 452,569 |
| Operating income | 1,434 | 4,737 | 39,640 |
| Other income (expense): | | | |
| Interest and dividend income | 198 | 131 | 1,096 |
| Interest expense | (353) | (267) | (2,234) |
| Foreign exchange loss, net | (32) | (3,434) | (28,736) |
| Loss on marketable securities, net | (40) | (38) | (318) |
| Other, net | (10) | 297 | 2,485 |
| | (237) | (3,311) | (27,707) |
| Income before provision for income taxes | 1,197 | 1,426 | 11,933 |
| Provision for income taxes | (351) | (226) | (1,891) |
| Income before minority interest and equity in earnings of affiliated companies | 846 | 1,200 | 10,042 |
| Minority interest in income of consolidated subsidiaries | 99 | 37 | 310 |
| Equity in net (income) losses of affiliated companies | 628 | (214) | (1,791) |
| Net income | ¥119 | ¥1,377 | $11,523 |
| | Yen | | U.S. dollars |
| Per share data: | | | |
| Net income - basic | ¥1.89 | ¥21.67 | $0.18 |
| - diluted | ¥1.87 | ¥20.73 | $0.17 |
| Cash dividends | ¥12.50 | ¥10.00 | $0.08 |

The accompanying notes are an integral part of these financial statements.

## NIDEC CORPORATION

### CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSEVE INCOME (LOSS)
(Unaudited)

| | Common stock | | Additional paid-in capital | Retained earnings | Accumulated other comprehensive income (loss) | Treasury stock, at cost | Total |
|---|---|---|---|---|---|---|---|
| | Yen in millions | | | | | | |
| | Shares | Amount | | | | | |
| Balance at March 31, 2002 | 63,563,653 | ¥26,469 | ¥25,801 | ¥34,299 | ¥(1,085) | ¥(9) | ¥85,475 |
| Comprehensive income: | | | | | | | |
| Net income | | | | 1,377 | | | 1,377 |
| Other comprehensive income (loss) | | | | | | | |
| Foreign currency translation adjustments | | | | | (3,565) | | (3,565) |
| Unrealized gains on securities, net of reclassification adjustment | | | | | 23 | | 23 |
| Total comprehensive income | | | | | | | (2,165) |
| Dividends paid | | | | (635) | | | (635) |
| Conversion of convertible debt | 4,833 | 4 | 5 | | | | 9 |
| Purchase of treasury stock | | | | | | (8) | (8) |
| Balance at June 30, 2002 | 63,568,486 | ¥26,473 | ¥25,806 | ¥35,041 | ¥(4,627) | ¥(17) | ¥82,676 |

| | Common stock | Additional paid-in capital | Retained earnings | Accumulated other comprehensive income (loss) | Treasury stock, at cost | Total |
|---|---|---|---|---|---|---|
| | U.S. dollars in thousands | | | | | |
| Balance at March 31, 2002 | $221,498 | $215,908 | $287,021 | $(9,080) | $(75) | $715,272 |
| Comprehensive income: | | | | | | |
| Net income | | | 11,523 | | | 11,523 |
| Other comprehensive income (loss) | | | | | | |
| Foreign currency translation adjustments | | | | (29,832) | | (29,832) |
| Unrealized gains on securities, net of reclassification adjustment | | | | 192 | | 192 |
| Total comprehensive income | | | | | | (18,117) |
| Dividends paid | | | (5,314) | | | (5,314) |
| Conversion of convertible debt | 33 | 42 | | | | 75 |
| Purchase of treasury stock | | | | | (67) | (67) |
| Balance at June 30, 2002 | $221,531 | $215,950 | $293,230 | $(38,720) | $(142) | $691,849 |

The accompanying notes are an integral part of these financial statements.

**NIDEC CORPORATION**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(Unaudited)**

| | Yen in millions | | U.S.dollars in thousands |
|---|---|---|---|
| | For the three-month period ended June 30 | | For the three-month period ended June 30, |
| | 2001 | 2002 | 2002 |
| Cash Flows from operating activities: | | | |
| Net income | ¥119 | ¥1,377 | $11,523 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 2,006 | 2,992 | 25,038 |
| Other than temporary loss on devaluation of marketable securities | 38 | 15 | 126 |
| Loss on sales and disposal of fixed assets | 12 | 253 | 2,117 |
| Minority interest in income of consolidated subsidiaries | 99 | 37 | 310 |
| Equity in net losses (income) of affiliated companies | 628 | (214) | (1,791) |
| Changes in operating assets and liabilities: | | | |
| Decrease (increase) in notes and accounts receivable | 1,461 | (590) | (4,937) |
| Increase in inventories | (768) | (1,244) | (10,410) |
| (Decrease) increase in notes and accounts payable | (471) | 2,837 | 23,741 |
| Decrease in accrued income taxes | (1,772) | (3,461) | (28,962) |
| Other | 848 | 2,162 | 18,092 |
| Net cash provided by operating activities | 2,200 | 4,164 | 34,847 |
| Cash flows from investing activities: | | | |
| Additions to property, plant and equipment | (4,899) | (4,956) | (41,473) |
| Proceeds from sales of property, plant and equipment | 14 | 57 | 477 |
| Purchases of marketable securities | (69) | 0 | 0 |
| Proceeds from sales of marketable securities | — | 91 | 762 |
| Investments in and advances to affiliated companies | (726) | (192) | (1,607) |
| Proceeds from sales of investments in affiliated companies | 192 | — | — |
| Payments for additional investments in subsidiaries, net of cash acquired | — | (243) | (2,033) |
| Other | 62 | (635) | (5,315) |
| Net cash used in investing activities | (5,426) | (5,878) | (49,189) |
| Cash flows from financing activities: | | | |
| Increase (decrease) in short-term borrowings | ¥2,133 | ¥(4,134) | (34,594) |
| Proceeds from issuance of long-term debt | 30 | 1,165 | 9,749 |
| Repayment of long-term debt | (227) | (1,310) | (10,962) |
| Dividends paid | (794) | (636) | (5,322) |
| Other | (22) | (67) | (562) |
| Net cash provided by (used in) financing activities | 1,120 | (4,982) | (41,691) |
| Effect of exchange rate changes on cash and cash equivalents | (85) | (2,080) | (17,406) |
| Net decrease in cash and cash equivalents | (2,191) | (8,776) | (73,439) |
| Cash and cash equivalents at beginning of period | 30,204 | 38,495 | 322,134 |
| Cash and cash equivalents at end of the first quarter | ¥28,013 | ¥29,719 | $248,695 |

The accompanying notes are an integral part of these financial statements.

## NIDEC CORPORATION

### NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
### (Unaudited)

1. ***Basis of preparation:***

The accompanying interim condensed consolidated financial statements of NIDEC have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months ended June 30, 2002 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of the reader at the rate of ¥119.50= US$1, the approximate current exchange rate at June 30, 2002.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the three-month period ended June 30, 2001, have been made to conform to the presentation used for the three-month period ended June 30, 2002.

***Recent pronouncements -***

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). NIDEC is required to adopt SFAS 143 effective for NIDEC on April 1, 2003. SFAS 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. NIDEC is currently in the process of evaluating the impact that SFAS 143 will have on its consolidated financial statements.

In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", effective for fiscal years beginning or transactions occurring after May15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others. Nidec is now in the process of assessing the impact that the statement will have on Nidec's results of operations and financial position.

**2. Goodwill and other intangible assets**

In July 2001, FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written down when impaired, rather than being amortized as previous standards required.

As of April 1, 2002, SFAS 142 became effective. In accordance with SFAS 142, we ceased to amortize ¥3,649 million of goodwill on a straight-line basis over its estimated useful life. As a result of the adoption of SFAS 142, for the three-month period ended June 30, 2002, we did not recognize ¥242 million of goodwill amortization expense that would have been recognized if the previous standards had been in effect.

Also, we ceased to amortize ¥9,199 million of the portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill. For the three-month period ended June 30, 2002, we did not recognize ¥648 million of amortization on the equity method goodwill. As for equity method goodwill, we will continue to review equity method investments for impairment in accordance with Accounting Principles Boards Opinion No. 18 instead of conducting impairment tests under SFAS 142.

We have completed the transitional impairment test for existing goodwill as required by SFAS 142. We have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill upon the adoption of SFAS 142.

The changes in the carrying amount of goodwill for the three-month period ended June 30, 2002 are as follows:

| | Yen in millions | U.S dollars in thousands |
|---|---|---|
| Balance as of April 1, 2002 | ¥3,611 | $30,217 |
| Goodwill acquired during three month | 38 | 318 |
| Balance as of June 30, 2002 | ¥3,649 | $30,535 |

The carrying amounts of goodwill by operating segment as of April 1, 2002 were ¥3,520 million for the NCJ segment and ¥91 million for the NET segment. The amount of goodwill acquired during the three-month period ended June 30, 2002 was ¥17 million for the NCJ segment and ¥21 million for the NSBC segment.

Actual results of operation for the three-month period ended June 30, 2002 and pro forma results of operation for the three-month period ended June 30, 2001 if we had applied nonamortization provisions of SFAS 142 in those periods were as follows:

| | Yen in millions | | U.S. dollars in thousands |
|---|---|---|---|
| | For the three-month period ended June 30 | | For the three-month period ended June 30 |
| | 2001 | 2002 | 2002 |
| Reported net income | ¥ 119 | ¥1,377 | $11,523 |
| Add back: | | | |
| Goodwill amortization | 195 | - | - |
| Equity method goodwill amortization | 894 | - | - |
| Adjusted net income | ¥1,208 | ¥1,377 | $11,523 |
| Per share data: | | | |
| Reported basic EPS | ¥1.89 | ¥21.67 | $0.18 |
| Add back: | | | |
| Goodwill amortization | 3.06 | - | - |
| Equity method goodwill amortization | 14.06 | - | - |
| Adjusted basic EPS | ¥19.01 | ¥21.67 | $0.18 |
| Reported diluted EPS | ¥1.87 | ¥20.73 | $0.17 |
| Add back: | | | |
| Goodwill amortization | 2.99 | - | - |
| Equity method goodwill amortization | 13.75 | - | - |
| Adjusted diluted EPS | ¥18.61 | ¥20.73 | $0.17 |

### 3. Earnings per share:

Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period (63,550,977 and 63,565,182 shares for the three-month periods ended June 30, 2001 and 2002, respectively). Diluted earnings per common share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the periods (64,986,111 and 67,226,259 shares for the three-month periods ended June 30, 2001 and 2002, respectively). All per share amounts have been restated to reflect the retroactive effect of stock splits.

**4. Summarized income statement information for affiliated companies:**

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

| | Yen in millions | | U.S. dollars in thousands |
|---|---|---|---|
| | For the three-month period ended June 30 | | For the three-month period ended June 30, |
| | 2001 | 2002 | 2002 |
| Net revenue | ¥32,196 | ¥20,243 | $169,397 |
| Gross profit | ¥5,167 | ¥3,372 | $28,218 |
| Net income | ¥526 | ¥398 | $3,331 |

In February 2002, Nidec acquired additional ownership of Nidec-Shimpo Corporation ("NSCJ") and Nidec-Tosok Corporation ("NTSC") which became consolidated subsidiaries as a result. Also as a result of these acquisitions, Nidec's ownership of certain other equity-method affiliates such as Nidec-Read Corporation ("NRCJ") increased which resulted in them also becoming consolidated subsidiaries.

**5. Income taxes:**

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 42.0% for the three-month periods ended June 30, 2001 and 2002. Reconciliation of the differences between the statutory tax rate and the estimated effective income tax rate are as follows:

| | For the three-month period ended June 30 | |
|---|---|---|
| | 2001 | 2002 |
| Statutory tax rate | 42.0% | 42.0% |
| Increase (reduction) in taxes resulting from: | | |
| Tax benefit in foreign subsidiaries | (24.5) | (107.6) |
| Tax on undistributed earnings | 9.2 | 44.2 |
| Other | 2.7 | 37.3 |
| Estimated effective income tax rate | 29.4% | 15.9% |

The estimated effective tax rate for the three-month period ended June 30, 2002 was lower compared to the estimated effective tax rate for the three-month period ended June 30, 2001. This was mainly due to tax benefits received by foreign subsidiaries in the form of increased tax-exempt income and income derived from lower tax jurisdictions. This decrease in our estimated effective income tax rate was partially offset by an increase in tax on undistributed earnings due mainly to a decrease in dividends received from foreign subsidiaries.

## 6. Comprehensive income

NIDEC's total comprehensive income (loss) for the three-month period ended June 30, 2001 and 2002 was as follows:

| | Yen in millions | | U.S. dollars in thousands |
|---|---|---|---|
| | For the three-month period ended June 30 | | For the three-month period ended June 30, |
| | 2001 | 2002 | 2002 |
| Net income | ¥119 | ¥1,377 | $11,523 |
| Other comprehensive income (loss): | | | |
| Foreign currency translation adjustments | (567) | (3,565) | (29,832) |
| Unrealized gains on securities, net of reclassification adjustment | 182 | 23 | 192 |
| | (385) | (3,542) | (29,640) |
| Total comprehensive income | ¥(266) | ¥(2,165) | $(18,117) |

## 7. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥153 million ($1,280 thousand) at June 30, 2002. These contingent liabilities primarily relate to the Companies' guarantee of affiliated companies' borrowings from banks.

The Company and its U.S. subsidiary, Nidec America Corporation (collectively, the "Companies"), were sued in 1991 in the U.S. District Court, District of Connecticut, by Comair Rotron, Inc. ("Rotron"), an action in which Rotron claims that fans manufactured or distributed by the Companies infringe upon two of Rotron's patents. The case was tried by jury in Hartford, Connecticut, from April 1 through April 22, 2002. The jury returned a verdict finding that one category of the Companies' fans infringed upon one of the 12 claims made by Rotron related to one of its patents. The fans found to be infringing are those produced on magnetizing fixtures of Nidec America Corporation. The jury found no infringement by fans manufactured on fixtures of the Company, and it found no infringement by the Companies upon Rotron's patent covering the apparatus and method by which fans are made. The jury's verdict rejected the Companies' defense of patent invalidity. It is not possible at this stage to determine the outcome of this matter or the amount of damages, if any, that may result. The Companies will defend themselves vigorously on the grounds of non-infringement, invalidity and inequitable conduct. At the end of June 2002, the U.S. District Court Judge ordered the parities to participate in a mediation before U.S. Magistrate Judge to discuss possible settlement. The mediation conference is scheduled for August 30, 2002.

The Company received notice from Matsushita Electric Corporation ("Matsushita") claiming that small precision brushless DC motors manufactured by the Company infringe one of Matsushita's patents relating to neodymium magnets and has not been able to resolve this matter through negotiation. Accordingly, the Company filed a claim with the Japanese Patent Office on November 16, 2001 seeking a declaratory judgment that the patent is invalid on several grounds, the primary one being that the invention is obvious in view of prior art. On July 17, 2002, the Japanese Patent Office determined that Matsushita's patent was invalid. If Matsushita is not satisfied with this decision, Matsushita may petition the Tokyo High Court to rescind the decision within one month from the receipt of this decision. It is likely that Matsushita will counter by filing a patent infringement action against the Company in district court. If the Tokyo High Court were to conclude that the patent was valid and the Company were to lose on appeal in subsequent judicial proceedings, it is possible that the Company's small precision brushless DC motors may be found to infringe the patent. In that event, Matsushita could demand damages for past infringement as well as a reasonable royalty for a license to continue manufacturing small precision brushless DC motors under the patent, all of which could have an adverse effect on NIDEC's financial condition and results of operations. However, the Company does not believe that Matsushita's claim is meritorious and, if a suit is filed, the Company will defend itself vigorously on the ground of non-infringement, invalidity of the patent and inequitable conduct.

NIDEC is subject to other legal proceedings and claims that arise in the ordinary course of business. While it is not possible to predict the ultimate outcome of the matters discussed above, in the opinion of NIDEC's management, the amount of any ultimate liability with respect to these actions will not materially affect NIDEC's business, consolidated financial statements or results of operations.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

### 8. Segment data:

*(1) Enterprise-wide information*

The following table provides product information for the three-month period ended June 30, 2001 and 2002:

| | Yen in millions | | U.S. dollars in thousands |
|---|---|---|---|
| | For the three-month period ended June 30 | | For the three-month period ended June 30, |
| | 2001 | 2002 | 2002 |
| Net sales: | | | |
| Small precision motors | | | |
| Hard disc drives spindle motors | ¥19,241 | ¥24,154 | $202,125 |
| Other small precision brushless DC motors | 4,483 | 6,243 | 52,243 |
| Small precision brushed DC motors | 400 | 650 | 5,439 |
| Brushless DC fans | 5,060 | 8,258 | 69,105 |
| Sub-total | 29,184 | 39,305 | 328,912 |
| Mid-size motors | 9,530 | 10,002 | 83,699 |
| Machinery and power supplies | 2,208 | 5,248 | 43,916 |
| Others | 1,857 | 4,264 | 35,682 |
| Consolidated total | ¥42,779 | ¥58,819 | $492,209 |

*(2) Operating segment information*

NCD, NSBC and NTSC were identified as reportable segments in the current period. Segment information for the three-month period ended June 30, 2001 has been restated to conform to the current presentation.

NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment's country of domicile. NCJ, NPMC, NSBC and NTSC apply Japanese GAAP, NCS applies Singaporean accounting principles, NET applies Thai accounting principles, NCF applies Philippine accounting principles, NCA applies U.S. GAAP, and NCD applies Chinese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the eight operating segments other than NCA, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors' bonuses, and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The following tables show revenues from external customers and other financial information by operating segment for the three-month period ended June 30, 2001 and 2002:

***Business segment***

| | Yen in millions | | U.S. dollars in thousands |
|---|---|---|---|
| | For the three-month period ended June 30 | | For the three-month period ended June 30, |
| | 2001 | 2002 | 2002 |
| Revenue from external customers: | | | |
| NCJ | ¥13,687 | ¥15,945 | $133,431 |
| NCS | 9,572 | 13,188 | 110,360 |
| NET | 2,962 | 4,548 | 38,059 |
| NCF | 1,189 | 1,157 | 9,682 |
| NCA | 1,835 | 2,038 | 17,054 |
| NPMC | 2,781 | 2,177 | 18,217 |
| NCD | 0 | 3 | 25 |
| NSBC | 4,824 | 4,284 | 35,849 |
| NTSC | — | 4,418 | 36,971 |
| All Others | 5,857 | 10,983 | 91,908 |
| Total | 42,707 | 58,741 | 491,556 |
| Others *1 | 72 | 78 | 653 |
| Consolidated total | ¥42,779 | ¥58,819 | $492,209 |

*1 Others mainly include recognition of sales to affiliates that are consolidated under Japanese GAAP but equity accounted under U.S. GAAP.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

| | Yen in millions | | U.S. dollars in thousands |
|---|---|---|---|
| | For the three-month period ended June 30 | | For the three-month period ended June 30, |
| | 2001 | 2002 | 2002 |
| Revenue from other operating segments: | | | |
| NCJ | ¥11,545 | ¥17,682 | $147,967 |
| NCS | 747 | 844 | 7,063 |
| NET | 4,996 | 5,103 | 42,703 |
| NCF | 4,512 | 5,317 | 44,493 |
| NCA | 130 | 364 | 3,046 |
| NPMC | 0 | 22 | 184 |
| NCD | 4,722 | 7,963 | 66,636 |
| NSBC | 340 | 447 | 3,741 |
| NTSC | — | 165 | 1,381 |
| All Others | 7,944 | 13,879 | 116,142 |
| Total | 34,936 | 51,786 | 433,356 |
| Intersegment elimination | (34,936) | (51,786) | (433,356) |
| Consolidated total | ¥0 | ¥0 | $0 |

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

| | Yen in millions | | U.S. dollars in thousands |
|---|---|---|---|
| | For the three-month period ended June 30 | | For the three-month Period ended June 30, |
| | 2001 | 2002 | 2002 |
| Segment profit or loss: | | | |
| NCJ | ¥(171) | ¥935 | $7,824 |
| NCS | 403 | 603 | 5,046 |
| NET | 317 | 671 | 5,615 |
| NCF | 470 | 449 | 3,757 |
| NCA | (124) | 10 | 84 |
| NPMC | 85 | 41 | 343 |
| NCD | 172 | 999 | 8,360 |
| NSBC | 110 | 58 | 486 |
| NTSC | — | 55 | 460 |
| All Others | 464 | 1,315 | 11,004 |
| Total | 1,726 | 5,136 | 42,979 |
| U.S. GAAP adjustments to accrue pension and severance costs | (142) | 92 | 770 |
| Consolidation adjustments mainly related to elimination of intercompany profits | (185) | (512) | (4,285) |
| Others *1 | 35 | 21 | 176 |
| Consolidated total | ¥1,434 | ¥4,737 | $39,640 |

*1 Others mainly include other U.S. GAAP adjustments.

**9. Subsequent events:**

Nidec America Corporation, the Company's wholly owned subsidiary, sold the operating assets of its power supplies division to Ault Incorporated on July 16, 2002. Ault Incorporated, which is headquartered in Minneapolis MN, is one of the leading North American manufacturers of external power conversion products. The amount that the Company is to receive for the transfer of the business and the total amounts of assets and liabilities transferred were determined on a book value basis as indicated below. However, the selling price may be adjusted if the due diligence audit results in adjustments greater than US$200 thousand in the aggregate.

| | |
|---|---|
| Agreed amount for the transfer of the power supplies division: | US$ 2,440,000 |
| Total transfer assets: | US$ 2,578,000 |
| Total transfer liabilities: | US$ 138,000 |

NIDEC believes that this transaction will not have a material impact on NIDEC's consolidated financial statements.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: August 28, 2002

By: ______________________
Hiroshi Toriba
Senior Director, Investor Relations and Corporate Planning

TOKYO:21509.1